

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4631   April 29, 2010

Scott D. Russell
Senior Vice President,
General Counsel, and Secretary
Diversey Holdings, Inc.
8310 16th Street
P.O. Box 902
Sturtevant, WI 53177-0902

> **Re: Diversey Holdings, Inc.**
> **Registration Statement on Form S-4**
> **Filed April 2, 2010**
> **File No. 333-165890**

Dear Mr. Russell:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Supplemental Submission Letter

1. Please submit a revised supplemental letter where the Company represents that, with respect to any broker-dealer that participates in the Exchange Offer with respect to the outstanding securities acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Company or an affiliate of the Company to distribute the Exchange Notes.

Form S-4

Prospectus Cover Page

2. Please disclose the following on the prospectus cover page:

- Broker-dealers who receive new securities pursuant to the exchange offer acknowledge that they will deliver a prospectus in connection with any resale of such new securities; and
- Broker-dealers who acquired the old securities as a result of market-making or other trading activities may use the prospectus for the exchange offer, as supplemented or amended, in connection with resales of the new securities.

3. We note that here and throughout the filing, you omit the expiration date for the exchange offer. Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424. Additionally, as currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time for midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

Market and Industry Data, page ii

4. We note that some of the disclosure contained in the prospectus is based upon information obtained from third-party sources. The last two sentences suggest that investors cannot rely on the information in the prospectus. Please delete or otherwise revise this disclaimer to eliminate any suggestion that investors cannot rely on the information you have chosen to include in the prospectus. In addition, please tell us whether you funded or were otherwise affiliated with any of these third-party sources.

Risk Factors, page 17

5. We note the third and fourth sentences in the first paragraph under this section. Please note that only material risks should be described. If risks are not deemed material, you should not reference them.

The Exchange Offer, page 37

Terms of the Exchange Offer, page 37

General, page 37

6. We note that in the first bullet point at the top of page 38, as well as elsewhere in the prospectus, you have qualified the required representation with the phrase "at the time of the commencement of the exchange offer." This qualification is inappropriate. Please delete it.

Expiration Date; Extensions; Amendments, Termination, page 38

7. We note that you reserve the right "to delay acceptance of any old notes." Please clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, please state so.

8. We note your reservation of the right to amend the terms of the offer. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Acceptance of Old Notes for Exchange; Delivery of New Notes, page 41

9. We note that the new notes will be issued promptly after acceptance of the old notes. Please revise to state that the issuer will issue the new notes promptly after expiration rather than after acceptance. See Exchange Act Rule 14e-1(c).

10. We note that you will return any old notes not accepted for exchange "as promptly as practicable" after the expiration or termination of the exchange offer. Rule 14e-1(c) requires that you return the old notes "promptly" upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary.

Certain U.S. Federal Income Tax Considerations, page 198

11. Please remove the word "certain" from this heading and subsequent discussion. All material tax considerations should be described.

Undertakings, page II-16

    12. Please remove any undertakings that are not applicable to you in this offering, such as the undertakings included pursuant to Item 512(g) of Regulation S-K.

Exhibit 99.1 – Letter of Transmittal

    13. Please delete the language in the Letter of Transmittal requiring the note holder to acknowledge that he/she has "reviewed" this Letter of Transmittal and the Prospectus.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jessica Kane, Staff Attorney, at (202) 551-3235 or Dieter King, Senior Staff Attorney, at (202) 551-3338 with any questions.

Sincerely,

Pamela Long
Assistant Director

cc: Elizabeth C. Kitslaar
        Jones Day
        77 West Wacker Drive
        Chicago, IL 60601